VioQuest Pharmaceuticals, Inc. 180 Mt. Airy Road Suite 102 Basking Ridge, NJ 07920 (908) 766-4400
August 7, 2007

Via Edgar Transmission

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.W.
Washington, D.C. 20459
Attn: Jeffrey Riedler

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14-A

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated August 6, 2007 (the “Comment Letter”) with respect to the Company's Proxy Statement on Schedule 14A (the “Proxy Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

Proposal, page 7

1. We note from the “Contemplated Private Placement of Securities” discussion that the company is currently in negotiations to do a private placement, but the terms are undetermined. Please disclose whether you currently have any other plans to issue any of the shares that would be authorized through this proposal. If you do, please describe the plans and state how many shares will be issued pursuant to each such plan. If you do not, please include a definitive statement that you do not currently have any other plans to issue the shares.

Response:

We will amend the “Contemplated Private Placement of Securities” discussion, when we file the Company’s Definitive Proxy Statement, by adding the following sentence to the end of the discussion:

“Other than the proposed private placement, the Company currently has no other plans to issue the additional shares that would be authorized by the proposed amendment to its Certificate of Incorporation.”

The Company also acknowledges that:

•  the Company is responsible for the accuracy of the disclosure in the filings;

•  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, the Company acknowledges that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in connection with the review of our filing or in response to your comments on our filing.

Please do not hesitate to contact the undersigned with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Brian Lenz

Chief Financial Officer
VioQuest Pharmaceuticals, Inc.

cc: Christopher J. Melsha

Laurence J. Reszetar